Ironwood Capital Management, LLC ("ICM"), serves as the investment adviser to the ICM Series Trust (the "Trust") pursuant to an Investment Advisory Agreement (the "Agreement") between the Trust and ICM with respect to the ICM/Isabelle Small Cap Value Fund (the "Fund"). On November 16, 2005, ICM entered into a transaction agreement (the "Transaction Agreement") with MB Investment Partners, Inc. ("MBIP") and MB Investment Partners and Associates LLC ("MBA") regarding a proposed transaction (the "Transaction"), upon the closing of which MBA would acquire ICM. Pursuant to the Transaction Agreement, MBA agreed to acquire ICM for a combination of cash and equity in MBA. The Transaction was consummated on January 24, 2006 (the "Closing Date"). The Transaction resulted in a change in control of ICM and an assignment and automatic termination of the Agreement pursuant to the terms of the Agreement. On October 17, 2005, the Trust's Board of Trustees (the "Board") approved an Interim Investment Advisory Agreement between the Trust and ICM (the "Interim Agreement") to become effective upon closing of the Transaction. At that time, the Board also approved a form of new investment advisory Agreement (the "New Agreement") between the Trust and ICM, intended to take effect upon obtaining the approval by the Fund's shareholders at a special meeting currently scheduled for April 18, 2006. The terms, including the advisory fee, of the Interim Agreement and the New Agreement, are the same in all material respects as those of the Agreement.